Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 333-131481

Not for release, publication or distribution in whole or in part in or into Australia or Japan.

NEWS RELEASE

06-08
March 20, 2006
www.first-quantum.com

FIRST QUANTUM ANNOUNCES INCREASED FULL AND FINAL OFFER FOR ADASTRA

SHAREHOLDERS MAY ELECT TO RECEIVE $2.65 PER SHARE IN CASH OR 1 FIRST QUANTUM SHARE
FOR EVERY 14.76 ADASTRA SHARES

LOWERS MINIMUM TENDER CONDITION TO 50.1%

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) announced today that it has increased its offer for Adastra Minerals Inc. (“Adastra”) to $2.65 per share. The offer is now open until 5 pm (Toronto time) on March 31, 2006, unless the offer is withdrawn by First Quantum. First Quantum has lowered its Minimum Tender Condition from 66 2/3% to 50.1% of Adastra’s fully diluted common shares outstanding. All other conditions remain the same. Unless otherwise noted, all amounts referred to in this press release are in Canadian dollars.

In the offer, Adastra’s common shareholders will have the right to elect to receive $2.65 in cash per Adastra common share or 1 First Quantum common share for each 14.76 Adastra common shares, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be paid by First Quantum will be approximately $36.3 million, and the maximum number of First Quantum common shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra’s outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately $7.35 in cash and 1 First Quantum common share for each 17.5 Adastra common shares subject to the offer (this equates to approximately $0.42 in cash and approximately 0.057 First Quantum common shares per Adastra common share).

First Quantum elected to increase its offer by using cash and maintaining the same number of First Quantum common shares available as in its original offer in order to limit share dilution to First Quantum shareholders, while increasing the offer and providing a cash option to Adastra shareholders. The cash component will be funded from internal resources.

First Quantum also announced that if it is successful in its acquisition of Adastra it intends to seek to list First Quantum’s common shares on the Main Market of the London Stock Exchange.

Based on the closing price of First Quantum’s common shares on the Toronto Stock Exchange on March 17, 2006, of $39.11, the implied offer price represents a premium of approximately 47% over the Adastra closing price on the Toronto Stock Exchange of $1.80 as at January 17, 2006 (the day prior to the announcement of First Quantum’s original offer). The implied offer price represents a 56% premium over the $1.70 Adastra equity financing completed in December 2005.

        “This is our full and final offer which will not be increased.” said Mr. Philip Pascall, Chairman and CEO of First Quantum. “In arriving at our offer, we have undertaken a thorough review of publicly available information about the Kolwezi project and, based on our extensive experience of building this kind of project in the region, we believe that our offer represents excellent fundamental value as well as being at a substantial premium to the market. With no alternative transaction to consider, Adastra shareholders can either accept our premium offer or accept the risk of holding their Adastra shares without the price support our offer has provided. Given the strength of the First Quantum common shares and the experience of our management team in developing assets in Zambia, the DRC and elsewhere in Africa, we believe this significantly increased offer represents the best opportunity for Adastra shareholders.”

Adastra shareholders who tender to the offer will also be eligible to receive First Quantum’s final 2005 dividend of $0.265 per First Quantum share. The dividend will be paid on May 10, 2006 to First Quantum shareholders of record on April 19, 2006.

About First Quantum Minerals

First Quantum is a growing mining and metals company whose principal activities include mineral exploration, development and mining. The First Quantum produces LME grade “A” copper cathode, copper in concentrate, gold and sulphuric acid. The First Quantum’s operations in Zambia include the 100% owned Bwana Mkubwa SX/EW facility and sulphuric acid plants and the 80% owned Kansanshi open pit copper-gold deposit. In the Democratic Republic of Congo, First Quantum operates the 100% owned Lonshi open pit copper mine which provides oxide copper ore for processing at Bwana Mkubwa, a 100% interest in the newly discovered Frontier copper-cobalt deposit, and 11,000 sq/km of exploration rights. In Mauritania, First Quantum is developing the 80% owned Guelb Moghrein copper gold deposit.

Important Notice

Persons who are resident in the United Kingdom should note the following three points:

i.	The Offer will not be subject to the provisions of the United Kingdom Takeover Code.

ii.	The formal offer and take-over bid circular will not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the formal offer and take-over bid circular will not be reviewed or approved by the FSA or by London Stock Exchange plc and it is not intended that any action will be taken by First Quantum, by Numis Securities or by RBC entities that would permit a public offer of First Quantum shares to be made in the United Kingdom which would require an approved prospectus in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules.

iii.	The Offer will be made to, and deposits of Adastra shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of First Quantum that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, or (ii) persons to whom the Offer may otherwise be made or directed without an approved prospectus having first been made available to the public in the United Kingdom. UK shareholders receiving the formal offer and take-over bid circular should consult with their legal advisors to determine whether they are eligible as “qualified investors” or are otherwise able to receive and accept the Offer.

The content of this press release, which has been prepared by and is the responsibility of First Quantum, has been approved by Numis Securities Limited, Cheapside House, 138 Cheapside, London England EC2V 6LH, solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this press release.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. First Quantum has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-80, which includes the offer and take-over bid circular, and a tender offer statement on Schedule 14D-1F. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including the registration statement on Form F-80 and the tender offer statement on Schedule 14D-1F, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. or from RBC Dominion Securities, Inc. in Canada or RBC Capital Markets Corporation in the United States, who are acting as First Quantum’s dealer managers (Toll Free 1-866-246-3902 (Canada) or 1-866-246-3902 (United States)) or Innisfree M&A Incorporated for the United States and other locations (Toll Free 1-888-750-5834 (English speakers) or 1-877-825-8777 (French speakers)), who is acting as First Quantum’s Information Agent.

This press release contains forward-looking statements. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors include, but are not limited to: realization of operational synergies, reliance on Adastra’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in First Quantum’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).

On Behalf of the Board of Directors of First Quantum Minerals Ltd.	12g3-2b-82-4461 Listed in Standard and Poor's Sedar Profile #00006237

Philip Pascall Chairman & CEO

For further information visit our web site at www.first-quantum.com

North American contact: Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

United Kingdom contact: Clive Newall, President
1st Floor, Mill House Mill Bay Lane Horsham West Sussex RH12 1TQ United Kingdom
Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@first-quantum.com.
or
Carina Corbett, 4C-Burvale, Tel: + 44 20 7907 4761

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

END